SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                             EBIZ ENTERPRISES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   278717103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Brent Christensen
                          333 South 520 West, Suite 300
                               Lindon, Utah 84042
                                  801.932.6219

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 19, 2000
                                October 20, 2000
                                December 31, 2000
                                January 29, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.   278717103                  13D                   Page 2  of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Canopy Group, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Utah
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,500,000 shares of Common Stock
  OWNED BY          Warrants to purchase 3,644,598 Shares of Common Stock
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,500,000 shares of Common Stock
                    Warrants to purchase 3,644,598 Shares of Common Stock
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,500,000 shares of Common Stock
     Warrants to purchase 3,644,598 Shares of Common Stock
     Total of 10,144,598 shares of Common Stock beneficiallyo owned.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21% of Common Stock over which Reporting Persons have shared voting and dispositive power.
     29%  of beneficially owned shares of Common Stock when including warrants

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   278717103                  13D                   Page 3 of 11  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Raymond J. Noorda & Lewena Noorda Family Trust.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Utah
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,500,000 shares of Common Stock
  OWNED BY          Warrants to purchase 3,644,598 Shares of Common Stock
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,500,000 shares of Common Stock
                    Warrants to purchase 3,644,598 Shares of Common Stock
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,500,000 shares of Common Stock
     Warrants to purchase 3,644,598 Shares of Common Stock
     Total of 10,144,598 shares of Common Stock beneficially owned.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21% of Common  Stock currently held
     29% of Common Stock when including warrants to purchase Common Stock

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   278717103                  13D                   Page 4 of 11  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Noorda
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Utah
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,500,000 shares of Common Stock
  OWNED BY          Warrants to purchase 3,644,598 Shares of Common Stock
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,500,000 shares of Common Stock
                    Warrants to purchase 3,644,598 Shares of Common Stock
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,500,000 shares of Common Stock
     Warrants to purchase 3,644,598 Shares of Common Stock
     Total of 10,144,598 shares of Common Stock beneficially owned.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21% of Common  Stock currently held
    29% of Common Stock when including warrants to purchase Common Stock

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   278717103                  13D                   Page 5 of 11  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lewena Noorda
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Utah
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,500,000 shares of Common Stock
  OWNED BY          Warrants to purchase 3,644,598 Shares of Common Stock
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,500,000 shares of Common Stock
                    Warrants to purchase 3,644,598 Shares of Common Stock
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,500,000 shares of Common Stock
     Warrants to purchase 3,644,598 Shares of Common Stock
     Total of 10,144,598 shares of Common Stock beneficially owned.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21% of Common Stock currently held
     29% of Common Stock when including warrants to purchase Common Stock

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   278717103                  13D                   Page 6 of 11  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ralph J. Yarro
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Utah
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,500,000 shares of Common Stock
  OWNED BY          Warrants to purchase 3,644,598 Shares of Common Stock
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,500,000 shares of Common Stock
                    Warrants to purchase 3,644,598 Shares of Common Stock
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,500,000 shares of Common Stock
     Warrants to purchase 3,644,598 Shares of Common Stock
     Total of 10,144,598 shares of Common Stock beneficially owned.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21% of Common  Stock currently held
     29% of Common Stock when including warrants to purchase Common Stock

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 278717103                    13D                   Page 7 of 11  Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         This  Schedule 13D relates to Common  Stock,  par value $.001 per share
(the "Common Stock") of EBIZ ENTERPRISES, INC. (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 15695 North 83rd Way, Scottsdale, Arizona 85260.

________________________________________________________________________________
Item 2.  Identity and Background.

         (a) This statement is being filed by The Canopy Group, Inc., a Utah corporation ("Canopy"), The Raymond J. and Lewena Noorda Family Trust, a trust organized under the laws of the State of Utah (the "Noorda Family Trust"), Raymond J. and Lewena Noorda as Trustees of the Noorda Family Trust (Mr. And Mrs. Noorda"), and Ralph J. Yarro ("Mr. Yarro," and together with Canopy, the Noorda Family Trust, and Mr. And Mrs. Noorda, the "Reporting Persons"). Mr. And Ms. Noorda also serve as directors of Canopy. Mr. Yarro serves as a director and President of Canopy. Mr. And Ms. Noorda and Mr. Yarro are residents of the United States.

         The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, each Reporting Person disclaims beneficial ownership of the Common Stock owned by other Reporting Persons.

         Canopy's principal business is the marketing and development of technology through subsidiaries and strategic investments. Canopy's business address is 333 South 520 West, Suite 300, Lindon, Utah 84042. The name of each executive officer and director of Canopy is set forth on Exhibit 1 hereto, and incorporated herein by this reference. The business address of all of the individuals listed on Exhibit 1 is the same as the address for Canopy. Canopy is organized and exists under the laws of the State of Utah. The citizenship of Canopy's executive officers and directors is set forth in Exhibit 1 hereto, which is incorporated herein by this reference.

         The principal business of the Noorda Family Trust is that of holding trust property, investing trust property and making distributions of trust property. The principal business address of the Noorda Family Trust is 333 South 520 West, Suite 300, Lindon Utah 84042.

         Mr. Noorda's principal occupation is venture capital investments. Mr. Noorda's business address is 333 South 520 West, Suite 300, Lindon, Utah 84042.

         Mrs. Noorda's principal occupation is venture capital investments. Mrs. Noorda's business address is 333 South 520 West, Suite 300, Lindon, Utah 84042.

         Mr. Yarro's principal occupation is serving as President of Canopy. Mr. Yarro's business address is 333 South 520 West, Suite 300, Lindon, Utah 84042.

         The principal occupation of each executive officer and director of Canopy is set forth on Exhibit 1 hereto, and incorporated herein by this reference.

         None of the Reporting Persons nor any of Canopy's executive officers or directors have been convicted, during the past five years, in any criminal proceeding, nor have they or any of them been (and none is not currently) a party to a civil proceeding that resulted or could result in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The Noorda Family Trust owns a majority of the capital stock of Canopy and Mr. And Mrs. Noorda serve as the only trustees of the Noorda Family Trust. Mr. Yarro also owns a significant amount of voting stock of Canopy. With respect to the Noorda Family Trust, Mr. And Mrs. Noorda, and Mr. Yarro, this statement relates only to their indirect beneficial ownership of Issuer's Common Stock. The shares of Issuer's Common Stock reported herein have been acquired by Canopy, and none of the Noorda Family Trust, Mr. And Mrs. Noorda, or Mr. Yarro holds any of Issuer's Common Stock. Management of the business affairs of Canopy, including decisions respecting disposition and voting of the shares of Issuer's Common Stock reported herein, resides with the executive officers and directors of Canopy.


  ______________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Canopy acquired an aggregate of 2,500,000 shares of Issuer's Common Stock and warrants to purchase 1,350,000 shares of Issuer's Common Stock in connection with a Warrant and Stock Purchase Agreement dated as of October 20, 2000, by and among Issuer, Canopy and JEM Ventures Ebiz, LLC (the "Stock Purchase Agreement"). Canopy has also acquired warrants to purchase shares of Issuer's Common Stock in connection with the issuance of two Secured Convertible Promissory Notes on December 31, 2000, and January 29, 2001 (the "Notes").

         Funds used to purchase shares of Common Stock and the warrants under the Stock Purchase Agreement came from Canopy's working capital in the amount of $2,500,000. Warrants issued to Canopy pursuant to the December 31, 2000 and January 29, 2001 transactions were in consideration for Canopy's obligation to make advances to Issuer under the Notes. Amounts advanced under the Notes were distributed from Canopy's working capital.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

         As described in Item 3, Canopy acquired Issuer's Common Stock in connection with the Stock Purchase Agreement for investment purposes. Under the terms of the Stock Purchase Agreement, Canopy agreed to purchase $2.5 million of the Issuer's Common Stock. The Stock Purchase Agreement provided that, if the Issuer issued any additional common stock or warrants or options to purchase any Common Stock of Issuer for a price that is less than $1.00 per share, then Canopy is entitled to either receive additional shares of Common Stock so that the number of shares Canopy receives under the Stock Purchase Agreement equals the number it would have received at the lower price, or a refund of the difference in cash. The Stock Purchase Agreement also provided Canopy with the right to purchase an additional 500,000 shares of Common Stock at a price of $1.10 per share and an additional 850,000 shares of Common Stock at a price of $1.00 per share pursuant to two warrants issued on even date with the Stock Purchase Agreement (the "October Warrants").

         Effective as of December 31, 2000, Canopy agreed to amend and restate a secured convertible promissory note dated August 22, 2000 to consolidate interest and principal owed under that note and additional amounts that Issuer was obligated to pay to Canopy pursuant to a secured promissory note dated July 10, 2000. In consideration for consolidating these two debt obligations and extending the term of the note to June 30, 2001, Issuer issued to Canopy a warrant to purchase 1,230,769 shares of Issuer's Common Stock at a price of $0.375 per share, which will expire on December 30, 2002 (the "December Warrant").

         Effective as of January 29, 2001, Issuer and Canopy entered into a Loan Agreement (the "Loan Agreement") pursuant to which Issuer agreed to issue an additional warrant to purchase 1,063,829 shares of Issuer's Common Stock at a price of $0.47 per share (the "January Warrant"). The Loan Agreement contained certain restrictions that the reporting person believes to be customary in loan transactions. Among the restrictions in the Loan Agreement are a prohibition on the issuance of additional shares of Issuer's capital stock and amendments to Issuer's Articles or Incorporation or Bylaws without Canopy's prior written consent. In connection with this transaction, Issuer also executed a Secured Convertible Promissory Note and a Security Agreement in favor of Canopy.

     The reporting persons may also be deemed to be beneficial owners of the Issuer's Common Stock purchased by Caldera Systems, Inc. ("Caldera") on September 19, 2000. Canopy owns a majority of the outstanding capital stock of Caldera, and Mr. Yarro and Mr. Noorda are two of the seven board members of Caldera. On September 15, 2000, Caldera and the Issuer entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement"), pursuant to which the Issuer acquired from Caldera all of the intellectual property and certain other specified assets related to Caldera's proprietary marketing and distribution concept (the "Assets"). The consideration paid by the Issuer for the Assets included (i) 1,000,000 shares of Issuer's Common Stock and (ii) up to 4,000,000 additional shares of the Common Stock, the actual number of which will depend upon the amount of gross revenue generated by the Assets. In connection with such transaction, Caldera purchased an additional 3,000,000 shares of Issuer's Common Stock for $1.00 per share. The source of the consideration paid for the 3,000,000 shares of the Issuer's Common Stock was the working capital of Caldera. Caldera currently owns 4,000,000 shares of Issuer's Common Stock. Caldera may also acquire additional shares of Issuer's Common Stock under the terms of the Purchase and Sale Agreement, but the acquisition of such additional shares is contingent on the revenues generated by the Assets. Caldera filed a
Schedule 13D to report its beneficial ownership of the shares of Issuer's Common Stock acquired pursuant to the Purchase and Sale Agreement on October 24, 2000.

         The Reporting Persons reserve the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as set forth in this Schedule 13D, the Reporting Persons have made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4(a)-(j) of
Schedule 13D; however, as part of its ongoing review of its investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

         The description of the Stock Purchase Agreement, the October Warrants, the December Warrant, the Loan Agreement, and the January Warrant are qualified in their entirety by reference to the actual documents, which are attached hereto as Exhibits (ii), (iii), (iv), (vii), (viii) and (xi).



________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) As of September 19, 2000, the aggregate number and percentage of the classes of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons was 4,000,000 shares of Common Stock, which represented approximately 32% of that class of the Issuer's securities, based on 12,564,566 outstanding shares of Common Stock, as reported in the Issuer's filings

         As of October 20, 2000, the aggregate number and percentage of the classes of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons was 7,850,000 shares of Common Stock, which represented approximately 33% of that class of the Issuer's securities, based on 22,596,544 outstanding shares of Common Stock, as reported in the Issuer's filings (plus 1,350,000 in October Warrants).

         As of December 31, 2000, the aggregate number and percentage of the classes of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons was 9,080,769 shares of Common Stock, which represented approximately 36% of that class of the Issuer's securities, based on 22,596,544 outstanding shares of Common Stock, as reported in the Issuer's filings (plus 1,350,000 in October Warrants, and 1,230,769 in the December Warrant).

         As of January 29, 2001, the aggregate number and percentage of the classes of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons was 10,144,598 shares of Common Stock, which represented approximately 29% of that class of the Issuer's securities based on 30,896,544 outstanding shares of Common Stock, as reported in the Issuer's filings (plus 1,350,000 in October Warrants, 1,230,769 in the December Warrant, and 1,063,829 in the January Warrant).

         None  of  the  executive   officers,   directors  or  the   controlling
shareholders of Canopy is the beneficial owner of shares of Common Stock of the Issuer.

(b) The Reporting Persons have shared voting power over 6,500,000 shares of Common Stock and shared disposition power over 11,144,598 shares of the Common Stock and Warrants to purchase Common Stock described in paragraph (a), above.

(c) There were no transactions in the class of securities reported on herein that were effected by the Reporting Persons during the last sixty days aside from those described herein.

(d) No person aside from the Reporting Persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 4.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

(i)      Directors and executive officers of Canopy.

(ii) Stock and Warrant Purchase Agreement, dated as of October 20, 2000, between Ebiz Enterprises, Inc., The Canopy Group, Inc., and JEM Ventures Ebiz, LLC.

(iii) Ebiz Enterprises, Inc. Warrant, dated as of October 20, 2000, by Ebiz Enterprises, Inc.

(iv) Ebiz Enterprises, Inc. Warrant, dated as of October 20, 2000, by Ebiz Enterprises, Inc.

(v)  Amended  and  Restated   Secured   Convertible   Promissory  Note  of  Ebiz
Enterprises, Inc., dated as of December 31, 2000, by Ebiz Enterprises, Inc.

(vi) First Amendment to Security Agreement, dated as of December 31, 2000, between Ebiz Enterprises, Inc., and The Canopy Group, Inc.

(vii) Ebiz Enterprises, Inc. Warrant, dated as of December 31, 2000, by Ebiz Enterprises, Inc.

(viii) Loan Agreement, dated as of January 29, 2001, between Ebiz Enterprises, Inc., and The Canopy Group, Inc.

(ix) Secured Convertible Promissory Note of Ebiz Enterprises, Inc., dated as of January 29, 2001, by Ebiz Enterprises, Inc.

(x) Security Agreement, dated as of January 29, 2001, between Ebiz Enterprises, Inc.,and The Canopy Group, Inc.

(xi) Ebiz Enterprises, Inc. Warrant, dated as of January 29, 2001, by Ebiz Enterprises, Inc.

(xii) Joint Filing Agreement, dated as of February 6, 2001, between The Canopy Group, The Raymond J. Noorda & Lewena Noorda Family Trust, Raymond J. Noorda, Lewena Noorda, and Ralph Yarro.


________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this _____ day of February, 2001.


                                   THE CANOPY GROUP, INC.



                                   By:   /s/ Ralph J. Yarro
                                        -----------------------------------
                                        Ralph J. Yarro, President

                                   THE RAYMOND J. AND LEWENA NOORDA FAMILY TRUST



                                   By:   /s/ Raymond J. Noorda
                                         -----------------------------------
                                         Raymond J. Noorda, Trustee




                                       /s/ Raymond J. Noorda
                                   ---------------------------------------------
                                    Raymond J. Noorda



                                      /s/ Lewena Noorda
                                   ---------------------------------------------
                                    Lewena Noorda



                                     /s/ Ralph J. Yarro
                                   ---------------------------------------------
                                    Ralph J. Yarro


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).